

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Granger Whitelaw
Chief Executive Officer
GoLogiq, Inc.
85 Broad Street, 16-079
New York, NY 10004

   Re: GoLogiq, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     File No. 333-231286

Dear Granger Whitelaw:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Scott Kline